EXHIBIT 8

NAME OF SUBSIDIARIES	JURISDICTION OF INCORPORATION
Aladdin Knowledge Systems Inc.	New York
Aladdin Japan Co. Ltd.	Japan
Aladdin Europe Ltd. (formerly Aladdin Western Europe Ltd)	England and Wales
Hafalad BV	The Netherlands
Aladdin Europe BV (formerly Aladdin Western Europe BV)	The Netherlands
Aladdin Europe S.A.R.L. (formerly Aladdin Western Europe S.A.R.L.)	France
Aladdin Europe GmbH (formerly Aladdin Knowledge Systems Deutschland GmbH)	Germany
Aladdin Knowledge Systems India Private Lmited	India
Aladdin Knowledge Systems Espana S.L.	Spain
Aladdin Knowledge Systems ITALY SRL	Italy